Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY LLC
A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED LOSS
(Unaudited)

Twelve Months Ended June 30, 2016
(millions of dollars)
Operating revenues	$5,126
Fuel, purchased power costs and delivery fees	(2,641)
Net gain from commodity hedging and trading activities	158
Operating costs	(898)
Depreciation and amortization	(720)
Selling, general and administrative expenses	(674)
Impairment of goodwill	(1,500)
Impairment of long-lived assets	(1,865)
Other income	19
Other deductions	(79)
Interest expense and related charges	(1,334)
Reorganization items	61
Loss before income taxes	(4,347)
Income tax benefit	455
Net loss	$(3,892)